Mail Stop 4561

February 8, 2008

Joseph W. Saunders
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128-8999

>        **RE:**    **Visa Inc.**
>              **Amendment No. 1 to Form S-1 filed February 4, 2008**
>              **File No. 333-147296**
>              **Date Filed: November 9, 2007**

Dear Mr. Saunders:

    We have reviewed your response to our letter dated January 15, 2008 in connection with the above referenced filing and have the following comments.  If indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 15, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Visa Inc., page 58

Overview, page 58

1.    We note your response to prior comment number 6.  Notwithstanding your position that a quantitative disclosure of revenues based on the legacy regional structure is not consistent with the present structure, we believe that MD&A, should include a discussion and analysis of financial condition and operating performance that includes both past and prospective matters related to management's view of key metrics, factors and contributors to pro forma operating results. Narrative explanation of the financial statements that enables

investors to see the company through the eyes of management, which quantifies and analyzes regional payment volume by product category, regional pricing changes and by types of new service fees or other key metrics would appear to aid in an understanding of your financial results and ongoing impact of these metrics and factors. As examples of where we believe MD&A could be improved, we note you disclose reasons for revenue growth that involve geographic regional pricing differences, new pricing schemes and new fees with little quantification of the impact of those factors on revenues. Examples of these areas include the following (note that this list is not intended to be all-inclusive):

- You disclose on page 62 under "Operating Revenues" that your service fees and data processing fees are priced differently based on geographic differences.  Disclosure of material trends associated with these pricing differences would appear to be material information to investors;
- On page 65 you note new services and changing prices for various services "outside the United States" since December 31, 2006 collectively increased first quarter operating revenues in fiscal 2008 by 15%;
- With no separate comparative or regional quantification of their revenue impact you disclose on page 66 that service fees were impacted by new fees and pricing in 2007; and
- On page 66, data processing fee revenue comparative growth to transaction volume is attributed to price modifications worldwide. However, there is no disclosure of the underlying regional trends or events causing those modifications.

Critical Accounting Estimates, page 87

Fair Value – Goodwill and Intangibles, page 89

2.  We note your response to prior comment number 7.  Tell us what consideration you gave to disclosing within Critical Accounting Estimates the specific information concerning marketplace participant assumptions provided in your response.  In view of the significant allocation of purchase consideration to these intangibles this appears to be material and informative disclosure regarding your fair value determinations.

Certain Relationships and Related Party Transactions, page 200

3.  Comments related to your response to prior comment number 12 will be provided under separate cover early next week.

VISA Inc.

Consolidated Balance Sheet, page F-3

4.      We note your Pro Forma Stockholders' Equity at December 31, 2007 on page F-58.  It is not clear how you have provided a pro forma presentation that informs investors of the possible range of impact the redemption and conversion features are expected to have on stockholders' equity.  Rule 11-02(b)(8) of Regulation S-X contemplates that where a transaction is structured in such a manner that significantly different results may occur, additional pro form presentations shall be made that give effect to the range of possible results. See SAB Topic 1B3, Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.  Please revise or explain why revision is not required.

Note 3 – The Reorganization, page F-10

True-Up of Purchase Consideration, page F-11

5.      We note the stock dividend treatment and classification of a true-up increase in ownership for Visa, USA members disclosed in Note 3 on page F-12.  Please provide the specific reference in SFAS 141 or other accounting literature that supports this treatment and classification.

Purchase Consideration, page F-12

6.      Your response does not appear to fully address the Staff's requests in prior comment number 3.  In this regard, we would envision that disclosure should address the quantitative as well as the qualitative assumptions and methodologies used in determining the Visa, Inc. common stock value issued in exchange for the acquired regions.  Please revise your filing accordingly, or tell us why revision is not necessary.

Fair Value of Assets Acquired and Liabilities Assumed, page F-13

7.      You disclose that the purchase allocation is subject to the finalization of restructuring costs and evaluation of certain contingent liabilities.  Your existing disclosure on page F-13 does not appear to fully address the disclosure requirements under paragraph 51.f of SFAS 141 for the remaining restructuring costs and evaluations of contingencies and their respective accounting treatments.  Please revise.

*        *        *        *

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jason Niethamer at (202) 551-3855 or me at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant

cc.    Mark L. Mandel
       by facsimile at (212) 354-8113